UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                     Single Source Financial Services Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  82932P 40 02
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                         J. Jeffrey Press, Esq.
                                 80 Main Street
                              West Orange, NJ 07052
                                 (973) 324-5757
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 18, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                               (Page 1 of 2 Pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.




----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 8932P 40 02                            Form 13D                   Page 1

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Environmental Services of Mississippi, LLC

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_] N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Mississippi

--------------------------------------------------------------------------------
              7  SOLE VOTING   POWER            5,120,000 shares of Common Stock
  NUMBER OF
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER          0
  OWNED BY
   EACH       ------------------------------------------------------------------
   PERSON     9    SOLE DISPOSITIVE POWER       5,120,000 shares of Common Stock
    WITH
              ------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,120,000 shares of Common Stock

CUSIP # 8932P 40 02           Form 13D                                    Page 2

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

              N/A                               [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              37.5%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                    00
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP # 8932P 40 02                Form 13D                               Page 3

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common stock, par value $0.001, Single Source Financial Services, Corporation, a New York Corporation, whose principal offices are located at 1161 James Street, Hattiesburg, MS 39403.


--------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND.

     (a) Name: This statement is filed on behalf of Environmental Services of Mississippi, LLC a Mississippi limited liability company. Environmental Services of Mississippi, LLC is referred to as the "Reporting Person"

     (b) Residence or Business Address: the Address of the Reporting Person is:
               3128 Highway 27
               Las Lunas, NM 87031

     (c) Principal Occupation: Holding Company

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f) Citizenship: N/A

CUSIP # 8932P 40 02                  Form 13D                             Page 4

--------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting person acquired 5,120,000 shares of common stock of Single Source Financial Services Corporation ("SSFI") in exchange for a like number of shares of Bio-Solutions Manufacturing, Inc. (BSM)

--------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the transaction was for the Issuer to acquire all of the issued and outstanding shares of BSM so that BSM would become a wholly owned subsidiary of the Issuer.

--------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Reporting Person is the sole owner and has the sole voting and dispositive power over 5,120,000 shares of common stock, representing 37.5% of the currently issued and outstanding common stock.

--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the terms of the Reorganization and Stock Purchase Agreement, a copy of which is attached hereto, the Issuer intends to spin-off a wholly owned subsidiary to its shareholders. The common stock issued to the BSM shareholders in exchange for their BSM shares are retained in escrow, for a period not to exceed six months, as assurance that the Issuer will perform its obligations under the Reorganization and Stock Purchase Agreement. Upon the first to occur of the completion of the spin-off or the expiration of six months, the Issuer shares will be released from escrow. In the event the Issuer fails to perform its obligations, the transaction will be reversed and the BSM shares will be returned to the BSM shareholders in exchange for the Issuer shares received in the transaction.

--------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     99   Reorganization and Stock Purchase Agreement.

CUSIP # 8932P 40 02                Form 13D                               Page 5

--------------------------------------------------------------------------------

SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 25, 2004
                    ----------------------------------------
                                     (Date)


                                /s/ Nolan W. Wade
                    ----------------------------------------
                                   (Signature)


                              Nolan W. Wade, Member
                     ---------------------------------------
                                  (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP # 8932P 40 02                     Form 13D                          Page 1

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Sterling Sound, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_] N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Connecticut

--------------------------------------------------------------------------------
              7  SOLE VOTING   POWER            2,500,000 shares of Common Stock
  NUMBER OF
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER          0
  OWNED BY
   EACH       ------------------------------------------------------------------
   PERSON     9    SOLE DISPOSITIVE POWER       2,500,000 shares of Common Stock
    WITH
              ------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,500,000 shares of Common Stock

CUSIP # 8932P 40 02                     Form 13D                          Page 2

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

              N/A                            [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              18.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

              00


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP # 8932P 40 02                   Form 13D                            Page 3

--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

     Common stock, par value $0.001, Single Source Financial Services, Corporation, a New York Corporation, whose principal offices are located at 1161 James Street, Hattiesburg, MS 39403.


--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: This statement is filed on behalf of Sterling Sound, LLC a Connecticut limited liability company. Sterling Sound, LLC is referred to as the "Reporting Person"

     (b)  Residence or Business Address: the Address of the Reporting Person is:
                606 Post Road East
                Suite 608
                Westport, CT 06880

     (c)  Principal Occupation: Holding Company

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship: N/A



--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired 2,500,000 shares of common stock of Single Source Financial Services Corporation ("SSFI") in exchange for a like number of shares of Bio-Solutions Manufacturing, Inc. (BSM)

CUSIP # 8932P 40 02                      Form 13D                         Page 4

--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was for the Issuer to acquire all of the issued and outstanding shares of BSM so that BSM would become a wholly owned subsidiary of the Issuer.

--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Reporting Person is the sole owner and has the sole voting and dispositive power over 2,500,000 shares of common stock, representing 18.3% of the currently issued and outstanding common stock.



--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the terms of the Reorganization and Stock Purchase Agreement, a copy of which is attached hereto, the Issuer intends to spin-off a wholly owned subsidiary to its shareholders. The common stock issued to the BSM shareholders in exchange for their BSM shares are retained in escrow, for a period not to exceed six months, as assurance that the Issuer will perform its obligations under the Reorganization and Stock Purchase Agreement. Upon the first to occur of the completion of the spin-off or the expiration of six months, the Issuer shares will be released from escrow. In the event the Issuer fails to perform its obligations, the transaction will be reversed and the BSM shares will be returned to the BSM shareholders in exchange for the Issuer shares received in the transaction.

--------------------------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     99       Reorganization and Stock Purchase Agreement.

CUSIP # 8932P 40 02                   Form 13D                            Page 5
--------------------------------------------------------------------------------
SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 25, 2004
                    ----------------------------------------
                                     (Date)


                               /s/ Annette Hunter
                    ----------------------------------------
                                   (Signature)


                             Annette Hunter, Member
                     ---------------------------------------
                                  (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP # 8932P 40 02                     Form 13D                          Page 1


--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bio Solutions International, Inc.
         IRS # 850368333
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_] N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

--------------------------------------------------------------------------------
              7  SOLE VOTING   POWER            2,000,000 shares of Common Stock
  NUMBER OF
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER          0
  OWNED BY
   EACH       ------------------------------------------------------------------
   PERSON     9    SOLE DISPOSITIVE POWER       2,000,000 shares of Common Stock
    WITH
              ------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  2,000,000 shares of Common Stock

CUSIP # 8932P 40 02                     Form 13D                          Page 2

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

                 N/A                                                     [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  14.6%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                           CO


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP # 8932P 40 02                     Form 13D                          Page 3

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     Common stock, par value $0.001, Single Source Financial Services, Corporation, a New York Corporation, whose principal offices are located at 1161 James Street, Hattiesburg, MS 39403.


--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: This statement is filed on behalf of Bio Solutions, International, Inc. a Nevada corporation. Bio Solutions, International, Inc. is referred to as the "Reporting Person".

     (b) Residence or Business Address: the Address of the Reporting Person is:
               1161 James Street
               Hattiesburg, MS 39403

     (c) Principal Occupation: Franchisor and seller of bio remediation products.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f) Citizenship: N/A




--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired 2,000,000 shares of common stock of Single Source Financial Services Corporation ("SSFI") in exchange for a like number of shares of Bio-Solutions Manufacturing, Inc. (BSM)

CUSIP # 8932P 40 02                     Form 13D                          Page 4


--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was for the Issuer to acquire all of the issued and outstanding shares of BSM so that BSM would become a wholly owned subsidiary of the Issuer.

--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Reporting Person is the sole owner and has the sole voting and dispositive power over 2,000,000 shares of common stock, representing 14.6% of the currently issued and outstanding common stock.



--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the terms of the Reorganization and Stock Purchase Agreement, a copy of which is attached hereto, the Issuer intends to spin-off a wholly owned subsidiary to its shareholders. The common stock issued to the BSM shareholders in exchange for their BSM shares are retained in escrow, for a period not to exceed six months, as assurance that the Issuer will perform its obligations under the Reorganization and Stock Purchase Agreement. Upon the first to occur of the completion of the spin-off or the expiration of six months, the Issuer shares will be released from escrow. In the event the Issuer fails to perform its obligations, the transaction will be reversed and the BSM shares will be returned to the BSM shareholders in exchange for the Issuer shares received in the transaction.

--------------------------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         99   Reorganization and Stock Purchase Agreement.





--------------------------------------------------------------------------------

CUSIP # 8932P 40 02                     Form 13D                          Page 5
--------------------------------------------------------------------------------

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 25, 2004
                    ----------------------------------------
                                     (Date)


                             /s/Louis H. Elwell, III
                    ----------------------------------------
                                   (Signature)


                         Louis H. Elwell, III, President
                     ---------------------------------------
                                  (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP # 8932P 40 02                     Form 13D                          Page 1

--------------------------------------------------------------------------------

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Krish V. Reddy, Ph.D.

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)             [_] N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Mississippi

--------------------------------------------------------------------------------
              7    SOLE VOTING   POWER          1,000,000 shares of Common Stock
  NUMBER OF
   SHARES     ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER          0
  OWNED BY
   EACH       ------------------------------------------------------------------
   PERSON     9    SOLE DISPOSITIVE POWER       1,000,000 shares of Common Stock
    WITH
              ------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,000,000 shares of Common Stock

CUSIP # 8932P 40 02                     Form 13D                          Page 2

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

              N/A                            [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

                           IN


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP # 8932P 40 02                     Form 13D                          Page 3

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     Common stock, par value $0.001, Single Source Financial Services, Corporation, a New York Corporation, whose principal offices are located at 1161 James Street, Hattiesburg, MS 39403.


--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: This statement is filed on behalf of Krish V. Reddy, Ph.D., who is referred to as the "Reporting Person"

     (b) Residence or Business Address: the Address of the Reporting Person is:
                               4124 W. 4th St. Apt. #1807
                               Hattiesburg, MS 39401

     (c) Principal Occupation:President and Chief Executive Officer of Issuer and Technical Coordinator of Research and Development

                               Bio-Solutions Manufacturing, Inc.
                               1161 James Street
                               Hattiesburg, MS 39403

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship: U.S.

CUSIP # 8932P 40 02                     Form 13D                          Page 4

--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired 1,000,000 shares of common stock of Single Source Financial Services Corporation ("SSFI") in exchange for a like number of shares of Bio-Solutions Manufacturing, Inc. (BSM)

--------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was for the Issuer to acquire all of the issued and outstanding shares of BSM so that BSM would become a wholly owned subsidiary of the Issuer.

--------------------------------------------------------------------------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Reporting Person is the sole owner and has the sole voting and dispositive power over 1,000,000shares of common stock, representing 7.3% of the currently issued and outstanding common stock.



--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the terms of the Reorganization and Stock Purchase Agreement, a copy of which is attached hereto, the Issuer intends to spin-off a wholly owned subsidiary to its shareholders. The common stock issued to the BSM shareholders in exchange for their BSM shares are retained in escrow, for a period not to exceed six months, as assurance that the Issuer will perform its obligations under the Reorganization and Stock Purchase Agreement. Upon the first to occur of the completion of the spin-off or the expiration of six months, the Issuer shares will be released from escrow. In the event the Issuer fails to perform its obligations, the transaction will be reversed and the BSM shares will be returned to the BSM shareholders in exchange for the Issuer shares received in the transaction.

--------------------------------------------------------------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
     99       Reorganization and Stock Purchase Agreement.

CUSIP # 8932P 40 02                     Form 13D                          Page 5


--------------------------------------------------------------------------------

SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 25, 2004
                    ----------------------------------------
                                     (Date)


                               /s/ Krish V. Reddy
                    ----------------------------------------
                                   (Signature)


                              Krish V. Reddy, Ph.D.
                     ---------------------------------------
                                  (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP # 8932P 40 02                     Form 13D                          Page 1

--------------------------------------------------------------------------------

 1  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joe H. Ashley

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)  [_]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*      OO

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_] N/A

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION: Mississippi

--------------------------------------------------------------------------------
              7    SOLE VOTING   POWER          1,000,000 shares of Common Stock
  NUMBER OF
   SHARES
              ------------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER          0
  OWNED BY
   EACH
              ------------------------------------------------------------------
   PERSON     9    SOLE DISPOSITIVE POWER       1,000,000 shares of Common Stock
    WITH
              ------------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER     0

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,000,000 shares of Common Stock

CUSIP # 8932P 40 02                     Form 13D                          Page 2

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*

              N/A                               [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              7.3%

14   TYPE OF REPORTING PERSON*

                           IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP # 8932P 40 02                     Form 13D                          Page 3

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         Common stock, par value $0.001, Single Source Financial Services, Corporation, a New York Corporation, whose principal offices are located at 1161 James Street, Hattiesburg, MS 39403.


--------------------------------------------------------------------------------

ITEM 2.  IDENTITY AND BACKGROUND.

     (a) Name: This statement is filed on behalf of Joe H. Ashley, who is referred to as the "Reporting Person"

     (b)  Residence or Business Address: the Address of the Reporting Person is:
                               4124 W. 4th St. Apt. #909
                               Hattiesburg, MS 39401

     (c)  Principal Occupation: Franchisee of Bio Solutions International, Inc.
                               Sales of bio remediation products
                               Director of Issuer
                               4124 W. 4th St. Apt. #909
                               Hattiesburg, MS 39401

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceedings of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

     (f)  Citizenship: U.S.

CUSIP # 8932P 40 02                     Form 13D                          Page 4

--------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person acquired 500,000 shares of common stock of Single Source Financial Services Corporation ("SSFI") directly and 500,000 shares beneficially as the member of Rising Star, LLC in exchange for a like number of shares of Bio-Solutions Manufacturing, Inc. (BSM)
     ---------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION.

     The purpose of the transaction was for the Issuer to acquire all of the issued and outstanding shares of BSM so that BSM would become a wholly owned subsidiary of the Issuer.

--------------------------------------------------------------------------------

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Reporting Person, directly and beneficially, is the sole owner and has the sole voting and dispositive power over 1,000,000 shares of common stock, representing 7.3% of the currently issued and outstanding common stock.

--------------------------------------------------------------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Under the terms of the Reorganization and Stock Purchase Agreement, a copy of which is attached hereto, the Issuer intends to spin-off a wholly owned subsidiary to its shareholders. The common stock issued to the BSM shareholders in exchange for their BSM shares are retained in escrow, for a period not to exceed six months, as assurance that the Issuer will perform its obligations under the Reorganization and Stock Purchase Agreement. Upon the first to occur of the completion of the spin-off or the expiration of six months, the Issuer shares will be released from escrow. In the event the Issuer fails to perform its obligations, the transaction will be reversed and the BSM shares will be returned to the BSM shareholders in exchange for the Issuer shares received in the transaction.

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
     99       Reorganization and Stock Purchase Agreement.

CUSIP # 8932P 40 02                     Form 13D                          Page 5
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SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 March 25, 2004
                    ----------------------------------------
                                     (Date)


                                /s/ Joe H. Ashley
                    ----------------------------------------
                                   (Signature)


                                  Joe H. Ashley
                     ---------------------------------------
                                  (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).